

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-mail
Robert N. Beury Jr.
Chief Legal Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

> **Re: Cogent Communications Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the nine months ended September 30, 2012**
> **Filed November 7, 2012**
> **File No. 001-31227**

Dear Mr. Beury:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis-Result of Operations

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Income Tax Benefit, page 29

1.   Note 10 on page 66, discloses service revenues by geographic regions of North America and Europe which seem to be contributing disproportionately to Domestic and Foreign

income (loss) before income taxes, as disclosed in Note 5 on page 61. Please explain to us the basis for the disproportion and the related tax rate effects of the "impact of foreign operations" disclosed in the statutory rate reconciliation on page 60.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Financial Instruments, page 49

2.   Please revise your fair value measurement disclosure in future filings to comply with disclosures required by ASC 820-10-50-2 and ASC 820-10-50-2e. For example, we note that the fair value of your secured senior notes has been provided, however, not all disclosures required by the guidance have been provided with respect to your fair value measurements using Level 2 inputs.

3.   Additionally, you do not disclose the fair value level in the fair value hierarchy of the cash equivalents. Please tell us what levels were determined and how you determined those levels in the fair value hierarchy. Please note that under FASB ASC 820-10-35-37, the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Debt with Conversion Options, page 51

4.   We note that you estimate the fair value of convertible notes on the issuance date and on each purchase date. In future filings, please clarify and tell us what is meant by 'purchase date."

Note 5. Income taxes, page 60

5.   Please explain the basis for the significant gross increases to prior year's tax positions for the year ended December 31, 2011 in the amount of $2,177,000. We note the amount is over three times the beginning balance of unrecognized tax benefits.

6.   Clarify for us what comprises the significant change of ($2,969,000) in tax reserves for the year ended December 31, 2011 as disclosed in the rate reconciliation.

Form 10-Q for the Interim Period Ended September 30, 2012

Management's Discussion and Analysis

Three and Nine Months Ended September 30, 2012 Compared to Three and Nine Months Ended September 30, 2011 – Results of Operations, page 13

7.   We note disclosures throughout the discussion of results of operations that exclude equity-based compensation expense in discussion of various expense captions. Since you are disclosing non-gaap presentations by this exclusion you should revise your disclosures in future filings to address the requirements of Item 10(e) of Regulation S-K. Similar consideration of revision should be made to other filed or furnished Exchange Act reports, considering Regulation G and Item 10(e) of Regulation S-K, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Amanda Kim at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Sr. Asst. Chief Accountant